Exhibit 99.2

First Quarter End

2010

Management’s Discussion and Analysis

March 31, 2010

Table of Contents

FIRST QUARTER 2010 FINANCIAL AND OPERATIONAL HIGHLIGHTS		3
BACKGROUND		4
CORPORATE RESPONSIBILITY		4
CORPORATE DEVELOPMENTS		5
A.	El MORRO TRANSACTION	5
B.	SALE OF ASSET BACKED NOTES	7
C.	AMAPARI MINE SALE AGREEMENT	7
D.	SUSPENSION OF MINING OPERATIONS AT THE CERRO SAN PEDRO MINE	7
ECONOMIC TRENDS		7
SELECTED ANNUAL FINANCIAL INFORMATION		8
OVERVIEW OF 2010 FIRST QUARTER FINANCIAL RESULTS		9
OPERATIONS REVIEW		9
A.	MESQUITE MINE, CALIFORNIA	9
B.	CERRO SAN PEDRO MINE, MEXICO	11
C.	PEAK MINE, AUSTRALIA	13
PROJECT DEVELOPMENT REVIEW		14
A.	AMAPARI PROPERTY – AMAPÁ, BRAZIL	14
C.	CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO	15
D.	PEAK MINE, NEW SOUTH WALES, AUSTRALIA	15
E.	NEW AFTON PROJECT, BRITISH COLUMBIA, CANADA	15
F.	EL MORRO JOINT VENTURE, ATACAMA REGION, CHILE	17
REVIEW OF FINANCIAL RESULTS		17
FIRST QUARTER 2010 COMPARED TO FIRST QUARTER 2009		17
QUARTERLY INFORMATION		19
BALANCE SHEET REVIEW		20
A.	ASSETS	20
B.	ASSET BACKED NOTES	20
C.	FUEL CONTRACTS	21
D.	GOLD HEDGE CONTRACTS	21
E.	LONG-TERM DEBT	22
F.	FUTURE INCOME AND MINING TAXES	23
NON-GAAP MEASURE – TOTAL CASH COST(1) PER GOLD OUNCE CALCULATION		23
LIQUIDITY AND CAPITAL RESOURCES		24
LIQUIDITY AND CAPITAL RESOURCES OUTLOOK		25

OUTLOOK		26
COMMITMENTS		28
CONTINGENCIES		28
A.	NEW AFTON	28
B.	AMAPARI MINE	28
C.	EL MORRO TRANSACTION	29
D.	CERRO SAN PEDRO MINE	29
OFF-BALANCE SHEET ARRANGEMENTS		29
RELATED PARTY TRANSACTIONS		29
RISK FACTORS		30
FINANCIAL RISK MANAGEMENT		30
A.	CREDIT RISK	30
B.	LIQUIDITY RISK	32
C.	CURRENCY RISK	33
D.	INTEREST RATE RISK	34
E.	COMMODITY PRICE RISK	34
CONTRACTUAL OBLIGATIONS		36
OUTSTANDING SHARES		37
CRITICAL ACCOUNTING POLICIES AND ESTIMATES		37
A.	INVENTORIES	38
B.	MINERAL PROPERTIES	38
C.	RECLAMATION OBLIGATIONS	39
D.	FUTURE TAX ASSETS AND LIABILITIES	40
E.	REVENUE RECOGNITION	40
F.	STOCK-BASED COMPENSATION	40
INTERNATIONAL FINANCIAL REPORTING STANDARDS		40
CONTROLS AND PROCEDURES		44
A.	DISCLOSURE CONTROLS AND PROCEDURES	44
B.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	44
C.	CHANGES IN INTERAL CONTROL OVER FINANCIAL REPORTING	45
ENDNOTES		45
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		46

NEW GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2010
(IN UNITED STATES DOLLARS, EXCEPT WHERE NOTED)

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. (“New Gold” or the “Company”) and its subsidiaries and including its predecessor entities.  This MD&A should be read in conjunction with New Gold’s unaudited consolidated financial statements for the quarters ended March 31, 2010 and 2009, New Gold’s audited consolidated financial statements for the years ended December 31, 2009 and 2008 and related notes thereto which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in thousands, unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of May 6, 2010.  Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

FIRST QUARTER 2010 FINANCIAL AND OPERATIONAL HIGHLIGHTS

■	First quarter gold production of 77,215 ounces, up 41% from 54,938 ounces in the same period in 2009.
■	First quarter gold sales of 80,020 ounces, up 44% from 55,397 ounces in the same period in 2009.
■	Total cash cost(1) of $472 per ounce of gold sold in the first quarter 2010. This represents a decrease of approximately 8% from the same prior year period.
■
Net earnings from continuing operations during the first quarter of $17.2 million or $0.04 (basic and diluted) per share compared to $12.1 million or $0.06 per share (basic and diluted) in the same period in 2009.

■	First quarter earnings from mine operations of $36.6 million, up from $12.1 million in the same period in 2009.
■	Cash and cash equivalents held by continuing operations totaled $343.7 million at March 31, 2010, up 27% from $271.5 million (including restricted cash) at December 31, 2009.
■
During the first quarter, New Gold provided notice to Xstrata Copper Chile S.A. (“Xstrata”) of the exercise of the Company’s right of first refusal to acquire 70% of the El Morro copper-gold project in Chile.  The company subsequently completed the transaction through a loan from Goldcorp Inc. (“Goldcorp”).  New Gold then completed a transaction with Goldcorp which resulted in a Goldcorp subsidiary now holding the 70% interest in El Morro.  Through the subsequent transaction with Goldcorp, the Company received $50.0 million and the terms of the shareholder agreement were amended.  The transaction closed on February 16, 2010.

■
Subsequent to the end of the quarter, the sale of the Amapari Mine to Beadell Resources Ltd. (“Beadell”) completed for $53.0 million.  New Gold has received proceeds of $37.0 million in cash and 115 million Beadell shares valued at $16.0 million.  The transaction closed on April 13, 2010.

■	During the first quarter, the Company sold Cdn$83.1 million of asset backed notes for net proceeds of Cdn$49.9 million.

BACKGROUND

New Gold Inc. is an intermediate gold producer with a portfolio of global assets in the United States, Mexico, Australia, Canada and Chile. The Company’s operating assets consist of the Mesquite gold mine (“Mesquite Mine”) in the United States, the Cerro San Pedro Mine gold-silver mine (“Cerro San Pedro Mine”) in Mexico, and the Peak gold-copper mines (“Peak Mine”) in Australia.  Significant development projects include the New Afton copper-gold project (“New Afton”) in Canada and a 30% interest in the El Morro copper-gold project (“El Morro”) in Chile.  New Gold has an objective of continuing to grow, both organically and through acquisition, to become the leading intermediate gold producer.  New Gold plans on achieving this vision through:

■	Delivering on operational targets (safety, cost, production, environmental and social responsibility);
■	Maintaining a strong financial position;
■	Internal growth through project development and the continuous improvement of existing operations; and,
■	External growth through additional value enhancing merger and acquisition opportunities.

New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential.

CORPORATE RESPONSIBILITY

The Company’s commitment to disciplined growth is entrenched in the concept of growing responsibly.  This underlies management’s belief that economic achievement, environmental performance and social contributions are indivisible components in the success of the Company.

The Company actively engages in meaningful dialogue with local community residents and organizations to identify economic, training, social and development priorities and contributes to the development of the communities surrounding its operations.

New Gold’s corporate responsibility objectives are to prevent pollution, minimize the impact the operations may cause to the environment and practice the progressive rehabilitation of areas impacted by its activities.  The Company has a history of operating in a socially responsible and sustainable manner, and of meeting international standards in the three countries where it currently operates mines.  The Company is a member of the Canadian Business for Social Responsibility and is a partner of the United Nations Global Compact.

CORPORATE DEVELOPMENTS

A.	El MORRO TRANSACTION

On January 7, 2010, New Gold provided notice to Xstrata, a wholly-owned subsidiary of Xstrata Plc, of the exercise of its right of first refusal to acquire 70% of the El Morro copper-gold project in Chile for $463.0 million.  New Gold, as Xstrata’s then current 30% joint venture partner in El Morro, held a right of first refusal over Xstrata’s 70% interest which was triggered on October 12, 2009 when Barrick Gold Corporation ("Barrick") announced that it had entered into an agreement with Xstrata to acquire Xstrata’s interest.  On February 16, 2010, the Company completed the acquisition of Xstrata’s 70% interest in the El Morro property.  Goldcorp loaned $463.0 million to New Gold to fund the exercise of the right of first refusal.  After acquisition of the 70% interest by a New Gold subsidiary, New Gold sold that subsidiary to Goldcorp.

Concurrent with the sale of the New Gold subsidiary to Goldcorp, the Company received a $50.0 million payment to New Gold and the parties amended the terms of the existing El Morro Shareholders Agreement ("the Agreement").

As a result of these transactions, New Gold will continue its participation as a 30% partner in the El Morro project under the amended Agreement with the following benefits being realized by the Company:

	Original Agreement	Revised Agreement
Cash payment	--	$50 million
Percentage of New Gold’s 30% share of development capital carried	70%	100%
Interest charged on carried funding	Xstrata cost of capital + 1% (approximately 10%)	U.S. 7-year Treasury Rate + 1.87% (most recently 5.14%)
Initiation of construction guarantee	--	Within 60 days of receipt of permits and approvals (subject to financial penalty of $1.5 million per month up to 24 months)

Goldcorp has agreed to fund 100% of the Company’s share of the development and construction capital for the project, which was estimated in the El Morro feasibility study at approximately $2.5 billion.  Under the former Xstrata carried funding arrangements, the Company would be required to fund approximately $225.0 million or 9% of the project capital prior to completion of the project, however under the new Goldcorp funding arrangement, New Gold will not need to fund any of the approximately $225.0 million of project capital prior to completion of development and construction.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries.  The claim relates to New Gold’s exercise of its right of first refusal on the El Morro copper-gold project.  New Gold believes the claim is without merit and intends to defend this action using all available legal avenues.

B.	SALE OF ASSET BACKED NOTES

During January 2010, the Company disposed of Cdn$83.1 million face value of MAV 2 Class A-1 and A-2 notes for proceeds of Cdn$49.9 million with a weighted average realized price of Cdn$0.60 per dollar.  The Company no longer holds MAV 2 Class A-1 and A-2 notes.

The other remaining notes consist of MAV 2 Class B and C notes, as well as Class 3 and 13 tracking notes, which have a face value of Cdn$20.9 million and a fair value of approximately Cdn$2.2 million.  At March 31, 2010, these notes have been fair valued based on bid prices from dealers and brokers active in this market.

C.	AMAPARI MINE SALE AGREEMENT

On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda. ("MPBA"), which holds the Amapari Mine and other related assets, to Beadell Resources Ltd. ("Beadell") for $63.0 million.  Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil.  The agreement with Beadell was modified on March 31, 2010 to reflect a purchase price of $53.0 million.  The transaction closed on April 13, 2010 and New Gold received proceeds of $37.0 million in cash and 115 million Beadell shares valued at $16.0 million.

D.	SUSPENSION OF MINING OPERATIONS AT THE CERRO SAN PEDRO MINE

On March 17, 2010, the restrictions to the Cerro San Pedro Mine's explosives permits were removed allowing full operations to resume. The restrictions were lifted following a ruling by a Federal District Court in San Luis Potosí that overturns an earlier court order prohibiting the use of explosives at the mine.  Hearings are ongoing in relation to appeals against the nullification of the Cerro San Pedro Mine's 2006 Environmental Impact Statement and the related order suspending mining operations issued by PROFEPA, the Mexican environmental enforcement agency. The shutdown order was suspended, allowing operations to continue pending the outcome of the appeal cases. New Gold is working with local and federal government officials to establish a long-term solution that should result in uninterrupted operation of the Cerro San Pedro Mine allowing for continued financial and socio-economic benefits to the city of San Luis Potosí, the town of Cerro San Pedro as well as the surrounding villages.

As the Cerro San Pedro Mine is a heap leach operation with the ability to increase the use of leased mining equipment, New Gold’s management believes it will be able to offset the impact to production that resulted from the delayed granting of the blasting permit. New Gold maintains its gold production forecast at Cerro San Pedro Mine for 2010 of 95,000 to 105,000 ounces.

ECONOMIC TRENDS

In the first quarter of 2010, gold has fallen slightly off its 2009 high; however, it continues to sell at a high level averaging $1,109 per ounce.  The U.S. dollar has remained one of the key drivers of the gold price during the first quarter of 2010.  It is widely believed the U.S. dollar remains the main funding currency and as propensity for risk increases, investors in search of higher yields sell the U.S. dollar and buy riskier.

currencies or assets, leading to U.S. dollar weakness and a higher gold price.  Additionally, as market confidence has increased with respect to the economic outlook, positive economic figures have continued to raise concerns about the return of an inflationary economic environment.  This issue generates uncertainty over the strength of the economic recovery and has the potential to increase volatility which is believed to positively benefit gold prices.

The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows.  As such, the current and future financial performance of the Company will be closely correlated to the prevailing price of gold.  During the first quarter of 2010, New Gold had an average realized gold price(2) of $1,079 per ounce which was 3% below an average market gold price of $1,109 per ounce.

SELECTED ANNUAL FINANCIAL INFORMATION
(U.S. dollars in thousands, except ounces, per ounce and per pound amounts)

	Three months ended March 31
	2010	2009
Operating Data (1)

Tonnes of ore mined (000's)	3,664	2,749
Tonnes of waste mined (000's)	11.001	4,613
Ratio of waste to ore	3.00	1.68
Gold (ounces):
Produced	77,215	54,938
Sold	80,020	55,397
Silver (ounces):
Produced	206,700	427,439
Sold	193,506	372,219
Copper (000's of pounds):
Produced	3,959	3,812
Sold	4,055	2,751
Realized prices(2):
Gold ($/ounce)	1,079	898
Silver ($/ounce)	17.08	12.54
Copper ($/lb)	3.39	1.70
Total cash cost per gold ounce sold(3)(4)	472	513

Financial Data
Revenues	101,620	44,325
Earnings from mine operations	36,623	12,073
Net earnings from continuing operations	17,188	12,069
Earnings per share – basic and diluted:
From continuing operations	0.04	0.06
From discontinued operations	0.00	0.00
Total	0.04	0.06
Operating cash flows from continuing operations	19,946	(2,731)

(1)	The above table includes results for the Amapari Mine in the 2009 results which is presented as a discontinued operation for financial reporting purposes.
(2)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(3)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.  See Endnote 1 at the end of this MD&A.  The calculation of total cash cost per ounce of gold sold for the Peak Mine is net of by-product copper sales revenue.  The calculation of total cash cost per ounce of gold for the Cerro San Pedro Mine is net of by-product silver sales revenue.

(4)
Total cash cost per gold ounce sold figures for previous periods have been amended as a result of reclassification of costs between operating costs and depreciation and depletion for the Cerro San Pedro Mine.

OVERVIEW OF 2010 FIRST QUARTER FINANCIAL RESULTS

In the first quarter of 2010, net earnings from continuing operations was $17.2 million, which increased from $12.1 million in the prior year.  Higher realized gold and copper prices and increased production were offset by higher operating costs of $52.3 million and losses from foreign exchange of $4.8 million compared to operating costs of $23.8 million and a loss of $2.0 million from foreign exchange during the first quarter of 2009.  In the first quarter of 2009, the Company recorded a gain on redemption of long-term debt of $14.2 million compared to $nil in the first quarter of 2010.

The Company sold 80,020 ounces of gold during the first quarter of 2009, compared to 55,397 ounces in the same prior year period.  In addition to incremental ounces sold, the increase in average realized price(2) of gold sold from $898 to $1,079 per ounce contributed to  a 129% increase in revenues to $101.6 million.  First quarter corporate administration costs was higher at $8.0 million, compared to $4.9 million in the first quarter of 2009, as a result of a negative foreign exchange impact, higher stock compensation expense, additional legal fees incurred and an increased corporate salary base as the first quarter of 2009 was prior to the Western Goldfields Inc. business combination.

OPERATIONS REVIEW
(tabular data in thousands of U.S. dollars unless otherwise stated)

A.	MESQUITE MINE, CALIFORNIA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. The Mesquite Mining District lies beneath alluvial pediment deposits at the base of the Chocolate Mountains. The mine was operated between 1985 – 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. New Gold acquired the Mesquite Mine as part of the acquisition of Western Goldfields Inc. on May 27, 2009. The mine resumed production in 2008. Over the last 23 years, the Mesquite Mine has been subject to significant exploration with over 6,000 reverse circulation drill holes having been completed during its life.  Recent exploration has been focused on the areas surrounding the three existing pits: Rainbow, Big Chief and Vista.

The Mesquite operations are included in New Gold’s operating results for the first quarter of 2010.  Prior quarter information, presented below, is for comparative purposes only as New Gold acquired the Mesquite operations on May 27, 2009.

	Three Months Ended March 31
	2010	2009
Operating Data

Tonnes of ore mined (000's)	2,373	2,589
Tonnes of waste removed (000's)	9,119	10,853
Ratio of waste to ore	3.84	4.19
Tonnes of ore to leach pad (000's)	2,373	2,589
Average gold grade (grams/tonne)	0.58	0.36
Gold (ounces):
Produced (1)	44,034	33,693
Sold	49,502	32,715
Realized prices: (2)
Gold ($/ ounce) (3)	1,047	867
Total cash cost per gold ounce sold (4)	550	573

Financial Data
Revenues	51,835	28,369
Earnings from mine operations	17,466	7,143

(1)	Tonnes of ore processed each quarter does not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(2)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(3)	Includes realized gains and losses from gold hedge settlements.
(4)	Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 1 at the end of this MD&A.

FIRST QUARTER OF 2010 COMPARED TO FIRST QUARTER OF 2009

Gold production for the quarter ended March 31, 2010 was 44,034 ounces compared to 33,693 ounces produced in the same period in 2009.  Gold production was higher in the first quarter of 2010 compared to first quarter of 2009 due to higher grade ore being placed on the leach in the first quarter of 2010.  Total ore tonnes placed on the leach pad in the first quarter of 2010 were consistent with the ore tonnes placed in the first quarter of 2009.  Period over period, the average head grade increased to 0.58 g/t from 0.36 g/t.

Revenue for the quarter ended March 31, 2010 was $51.8 million compared to $28.4 million in the same period last year due largely to an increase in ounces sold to 49,502 ounces in 2010 from 32,715 ounces in 2009, an increase of 51%.  The average realized gold price(2) during the first quarter of 2010 of $1,047 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London Metals Exchange PM gold fix price of $1,109 per ounce.  In the first quarter of 2009, the Mesquite Mine recognized an average realized gold price(2) of $867 per ounce of gold sold.

Total cash cost(1) per ounce of gold sold for the quarter ended March 31, 2010 was $550 per ounce compared to $573 per ounce in the same prior year period.  The decrease in cash cost(1) was driven primarily by  higher gold sales in the quarter partially offset by higher consumable and labour costs when compared to the first quarter of 2009.

Cash flow relating to capital expenditures totaled $0.2 million and $1.5 million for the three month periods ended March 31, 2010 and 2009, respectively due mainly to timing of capital purchases for 2010.

B.	CERRO SAN PEDRO MINE, MEXICO

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí.  The project property consists of 52 mining and exploration concessions totaling 78 square kilometres in the historic Cerro San Pedro mining district.  The mine was acquired pursuant to the Metallica Resources Inc. acquisition on June 30, 2008.  The current focus of exploration is on the southern half of a two-plus kilometre San Pedro trend of gold-silver-zinc-lead mineralization that extends south from beneath the Company’s current open pit mine operation.

The Cerro San Pedro Mine achieved ISO 14001 certification of its environmental management system.  New Gold’s Cerro San Pedro Mine has a record of compliance with Mexican and international environmental standards.

	Three months ended March 31
	2010	2009
Operating Data

Tonnes of ore mined (000's)	1,102	2,540
Tonnes of waste mined (000's)	1,882	4,386
Ratio of waste to ore	1.71	1.73
Tonnes of ore to leach pad (000's)	1,102	2,540
Average gold grade (grams/tonne)	0.50	0.50
Average silver grade (grams/tonne)	26.15	35.30
Gold (ounces):
Produced(1)	12,938	20,583
Sold	13,124	18,314
Silver (ounces):
Produced(1)	206,700	427,439
Sold	193,506	372,219
Realized prices(3):
Gold ($/ounce)	1,118	906
Silver ($/ounce)	17.08	12.54
Total cash cost per gold ounce sold(4)	622	551

Financial Data
Revenues	17,977	21,251
Earnings from mine operations	3,163	2,566

(1)	Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(2)
The calculation of total cash cost per ounce of gold is net of by-product silver revenue.  If the silver revenues were treated as a co-product, average total cash cost at Cerro San Pedro Mine for the three months ended March 31, 2010, would be $713 per ounce of gold (2009 - $629) and $10.89 per ounce of silver (2009 - $8.71).

(3)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(4)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.   See Endnote 1 at the end of this MD&A.  Total cash cost per gold ounce sold figures for previous periods have been restated as a result of reclassification of costs between operating costs and depreciation and depletion.

FIRST QUARTER OF 2010 COMPARED TO FIRST QUARTER OF 2009

Gold production for the first quarter of 2010 decreased by 37% to 12,938 ounces, compared to 20,583 ounces produced in the same prior year period.  The decrease results from the period in which restrictions were placed on the mines explosives permit.  Full operations resumed on March 17, 2010.  Also as a result of the restrictions, silver production also decreased during the quarter to 206,700 ounces from 427,439 ounces in the same prior year period.  Total cash cost(1) per ounce of gold sold in the first quarter of 2010 was $622 per ounce compared to $551 per ounce in the same prior year period, representing as increase of 13%.  With the reduction in both gold sales and production, total mine overhead cost is spread across lower gold ounces sold resulting in the increase in cash cost(1) per ounce of gold sold.

Revenue for the first quarter of 2010 was $18.0 million, which was a 15% or $3.3 million decrease over the same prior year period.  The main driver for this decrease was lower gold sales of 5,190 ounces, offset by an increase in the average realized price.  The average realized gold price(2) per ounce during the first quarter 2010 and 2009 was $1,118 and $906, respectively, which corresponds well to the average London Metals Exchange PM gold fix price of $1,109 and $909 per ounce, respectively.  The average realized silver price(2) per ounce during the first quarter 2010 and 2009 was $17.08 and $12.54, respectively, which also correlates to the average London Metals Exchange silver fix price of $16.92 and $12.61 per ounce, respectively.

On November 18, 2009, PROFEPA, the Mexican environmental enforcement agency, issued an order requiring the Cerro San Pedro Mine to suspend mining as a consequence of the nullification of the mine’s Environmental Impact Statement.  Mining operations resumed in December 2009 after the Company was granted an injunction which temporarily overturns the PROFEPA order to suspend mining operations.  The renewal of the Cerro San Pedro Mine’s explosives permits was subsequently challenged by a group opposed to the mine. On March 17, 2010, the restrictions to the explosives permits were removed allowing full operations to resume. The restrictions were lifted following a ruling by a Federal District Court in San Luis Potosí that overturns an earlier court order prohibiting the use of explosives at the Mine. Hearings are ongoing in relation to the nullification of the mine’s EIS. New Gold is working with local and federal government officials to establish a long-term solution that should result in uninterrupted operation of the Cerro San Pedro Mine allowing for continued financial and socio-economic benefits to the city of San Luis Potosí, the town of Cerro San Pedro as well as the surrounding villages.

Capital expenditures totaled $3.8 million and $0.9 million for the three month period ended March 31, 2010 and 2009, respectively.  Capital expenditures were primarily associated with a leach pad expansion.

IMPACT OF FOREIGN EXCHANGE ON OPERATIONS

The Cerro San Pedro Mine was significantly impacted by the value of the Mexican peso against the U.S. dollar in the first quarter of 2010 relative to the first quarter of 2009.  The value of the Mexican peso increased by 11.3% from an average of 14.38 to the U.S. dollar in the first quarter of 2009 to 12.76 to the U.S. dollar in the first quarter of 2010.  This had a negative impact of approximately $98 per ounce of gold sold. This contributed to increased total cash costs(1) along with other factors described above.

C.	PEAK MINE, AUSTRALIA

The Company’s 100% owned Peak Mine gold and copper mining operation is located in the Cobar Mineral Field near Cobar, New South Wales, Australia.  Peak Mine consists of mining and exploration licenses totaling 845 square kilometres of prospective ground covering the mining operation and mineralized extensions.

	Three Months Ended March 31
	2010	2009

Operating Data
Tonnes of ore processed (000’s)	173	199
Average gold grade (grams/tonne)	3.94	3.62
Average copper grade (%)	1.14%	0.99%

Gold (ounces):
Produced	20,243	20,629
Sold	17,393	20,856
Copper (thousands of pounds):
Produced	3,959	3,812
Sold	4,055	2,751
Realized prices (1):
Gold ($/ ounce)	1,138	897
Copper ($/ pound)	3.39	1.70
Total cash cost per gold ounce sold (2)	136	337

Financial Data
Revenues	31,808	23,074
Earnings from mine operations	15,994	9,541

(1)	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. See Endnote 2 at the end of this MD&A.
(2)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.  See Endnote 1 at the end of this MD&A.  The calculation of total cash cost per ounce of gold is net of by-product copper revenue.  If the copper revenue was treated as a co-product, average total cash cost at Peak Mine for the three month period ended March 31, 2010 would be $514 per ounce of gold and $2.00 per pound of copper, as compared to $455 per ounce of gold and $1.72 per pound of copper for the period ended March 31, 2009.

FIRST QUARTER OF 2010 COMPARED TO FIRST QUARTER OF 2009

Peak Mine produced 20,243 ounces of gold and 4.0 million pounds of copper during the first quarter of 2010, representing a 2% decrease in gold production and a 4% increase in copper production, compared to the same prior year period.  The increase in copper production is largely due to the increased production from the Chesney ore body.  Mill throughput was 13% below first quarter 2009, largely due to the planned nine day mill maintenance shut down in March 2010.  Mill feed grade was 9% higher in gold grade and 15% higher in copper grade.

Revenue for the first quarter of 2010 was higher than in the same quarter 2009 mainly due to higher realized gold prices(2) of $1,138 per ounce compared to $897 per ounce in the same prior year period.  This compares to the average London Metals Exchange PM gold fix price of $1,109 and $909 per ounce for the first quarter of 2010 and 2009, respectively.  Also contributing to the additional revenue is higher realized copper prices(2) of $3.39 per pound compared to $1.70 per pound in the same prior year period.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the first quarter was $136 compared to $337 in the first quarter of 2009. The decrease in total cash cost(1) was due to higher by-product sales resulting from increased copper volumes and higher average copper prices during the first quarter of 2010 compared to 2009. The first quarter cash cost(1) further benefited from copper sales of 4.1 million pounds being netted against 17,393 ounces of gold sales. As gold sales are expected to increase in subsequent quarters of 2010, with copper sales remaining consistent, the relative by-product benefit should be lower than that recorded in the first quarter. These cost reductions were partially offset by an increase in the Australian dollar exchange rate when compared to the first quarter of 2009.

IMPACT OF FOREIGN EXCHANGE ON OPERATIONS

Peak Mine’s operations continue to be impacted by fluctuations in the valuation of the Australian dollar against the US dollar.  The value of Australian dollar in the first quarter of 2010 averaged $1.11 compared to $1.51 in the first quarter of 2009, a decrease of 26%, resulting in a negative impact on cash costs(1) of approximately $219 per gold ounce sold.

PROJECT DEVELOPMENT REVIEW

A.	AMAPARI PROPERTY – AMAPÁ, BRAZIL

The Company’s 100% owned Amapari gold property is located in the state of Amapá, Brazil, approximately 130 kilometres northwest of the city of Macapá, the state capital.  The Amapari property consists of a mining lease and multiple exploration concessions covering approximately 2,450 square kilometres of prospective ground centering on the Company’s Amapari gold mining operation.  No exploration was conducted at the Amapari operation during the first quarter.  The Company sold its Brazilian subsidiary Mineração Pedra Branca do Amapari (MPBA) and the Amapari Mine assets to Beadell on April 13, 2010.

B.	MESQUITE MINE, CALIFORNIA, USA

During the first quarter of 2010, the Company completed a preliminary assessment of the potential economic viability of the sulphide mineral resource at the Mesquite gold mine. The results of the assessment indicate that further investigation is warranted to expand the current sulphide resource through additional exploration and delineation drilling and toward alternative processing methods to improve metallurgical recoveries for the sulphide mineralization. The current sulphide mineral resource, inclusive of reserves, contains approximately 1.32 million ounces of gold in the measured and indicated categories and 234,000 ounces in the inferred category. Approximately 1.03 million ounces of the sulphide mineral resource is included in the current proven and probable mineral reserve. The Company is continuing to develop the potential of the sulphide resource through additional metallurgical test work in combination with the initiation of a 10,000 to 15,000 metre drilling program which is scheduled to commence during the second quarter.

C.	CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO

During the first quarter of 2010, updated mineral resource and mineral reserve estimates for Cerro San Pedro Mine were completed that incorporated the results of the 2009 Cerro San Pedro Mine Sulphide drilling program. The updated estimates were reported in the mineral resource and mineral reserve statements presented in the company’s Annual Information Form for 2009.  The objective of the program is to test the resource potential of a zone of sulphide mineralization extending from immediately beneath the current open pit mining operation to an area of historic underground mining located approximately 500 metres to the southwest.  The results of the 2009 program have been integrated into an updated geologic model and mineral resource estimate for the Cerro San Pedro Mine.  No exploration work was conducted at the Cerro San Pedro Mine during the first quarter pending a resolution to the suspension of mining activities which resumed on March 17, 2010.  With the resumption of mining activities, the company plans to continue exploring for additional sulphide mineral resources in the area south of the current open pit. A 10,000 to 15,000 metre drilling program that will focus on delineating additional high grade manto resources in combination with lower grade porphyry sulphide resources is scheduled to commence during the second quarter and will be completed by year-end.

D.	PEAK MINE, NEW SOUTH WALES, AUSTRALIA

During the first quarter of 2010, the Company’s ongoing mineral resource development program at Peak Mine’s operations resulted in the completion of 6,554 metres of exploration and delineation diamond drilling to replace mine depletion.  This total includes 979 metres of underground drilling to delineate and explore for additional reserves in the Chesney deposit, 403 metres of underground drilling to explore for extensions to the New Occidental deposit at depth, 2,186 metres of underground drilling to explore for new deposits at Comstock between the Peak and New Occidental mines, and 2,109 metres of surface drilling to explore under the historic Great Cobar workings, north of the Company’s New Cobar mine.  The total also includes a 905 metres geotechnical hole completed from surface to the underground Perseverance mine. The Company’s regional exploration initiative at Peak Mine likewise continues with surface and down-hole geophysical surveys and geochemical sampling of targets identified previously by a regional scale 3-dimensional exploration model of the Cobar Mineral Field.  The best of these targets will be tested by drilling in the second quarter of 2010.

E.	NEW AFTON PROJECT, BRITISH COLUMBIA, CANADA

The Company’s New Afton copper-gold development project is located in Kamloops, British Columbia, Canada.  The New Afton project’s property package consists of the nine square kilometre Afton mining lease which centres on the New Afton copper-gold mine currently under development as well as 111 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district.

Project spending for the first quarter of 2010 was $11.6 million compared to $20.4 million for the first quarter of 2009.

As New Gold's financial position has significantly improved, the company has decided to move forward approximately $50.0 million of surface construction related capital into 2010 that was previously budgeted for 2011 and 2012.  Included in the work now scheduled to be performed in 2010 is the installation of buried surface utilities, earthworks and foundations for the ore reclaim stockpile, installation of portions of the underground conveyors and their associated transfer point chutes. The surface permanent power system will be energized by the end of 2010. A potable water treatment plant and site sewage plant will also be constructed. Completing this work in 2010 will minimize bottlenecking of activities around the surface portal near the mill area during 2011 when mining crews will be bringing significant amounts of development ore and stockpiling it in the area near the mill.   This will not impact the overall capital spend on the project, but will help de-risk both the overall capital cost and timeline to production as it helps spread out surface development activities over the next two and a half years. In conjunction with re-commencing some of this surface construction, New Afton will continue to focus on underground development in 2010 with projected capital expenditures for the year totaling $133.5 million, including capitalized interest.

Underground development advanced a total of 742 metres during the quarter compared to an advance of 195 metres during the first quarter of 2009. Shotcrete support work during the period included the spraying of 1,516 cubic metres in the development headings compared to 429 cubic metres in the first quarter of 2009. The excavation for the top conveyor transfer station was completed and the access decline reached the undercut and extraction level horizons during the quarter.

Major construction activities on the surface remained idle in the first quarter.  Surface and maintenance projects in the first quarter were focused on the preparation of the site materials storage area, the installation of the permanent underground electrical substations and related distribution system and established rudimentary automation for the lake water pumping system and mine water supply sumps.

Project engineering activity resumed to support the advancement of the surface construction.

A push back of the pit wall above the narrow section of the pit road was completed in the first quarter with the aim of improving long term wall stability and allowing for road re-alignment to address undercutting.

The underground drilling program designed to better locate the footwall fault and build on orebody structural data was completed, as was the surface drilling program undertaken to test for significant structures in the predicted subsidence zone.  A first pass alternative orebody mining layout was developed to address potential stability issues identified in previously completed finite element modeling.  Additional modeling work has commenced which will incorporate both the new development layout and data collected from the latest drilling program.

F.	EL MORRO JOINT VENTURE, ATACAMA REGION, CHILE

The Company’s 30% owned El Morro copper-gold project is located in the Atacama Region, Chile, approximately 80 kilometres east of the city of Vallenar.  El Morro was acquired by the Company as part of the business combination with Metallica Resources Inc. on June 30, 2008.  The project is a development stage project initially managed under a shareholder agreement between Xstrata, the previous project operator and owner of a 70% interest.

During the fourth quarter of 2009, the El Morro project activities included the continued management of the EIS application review process, which commenced in November 2008, and detailed engineering and design work for the access road and related project infrastructure by Xstrata.  New Gold's current 70% joint venture partner on the El Morro Project, Goldcorp Inc., continues to work through the permit review process for the project with a target to begin construction in early 2011.

Total project expenditures from point of ownership to December 31, 2009 were $2.3 million, with no funding requirement in the first quarter of 2010.

On October 12, 2009, Barrick announced that it had entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in El Morro.  New Gold held a right of first refusal over Xstrata’s 70% interest which was triggered when the agreement with Barrick was announced.  On January 7, 2010, the Company provided notice to Xstrata of the exercise of its right of first refusal to acquire 70% of the El Morro copper-gold project in Chile for $463.0 million.  The Company completed this transaction on February 16, 2010.  Goldcorp loaned the $463.0 million to the Company to fund the exercise of the right of first refusal.  After acquisition of the 70% interest by a subsidiary of the Company, New Gold then completed a transaction with Goldcorp which resulted in a Goldcorp subsidiary now holding the 70% interest in El Morro.  Through the subsequent transaction with Goldcorp, the Company received $50.0 million and the terms of the shareholder agreement were amended.  The Company continues to hold a 30% interest in the El Morro copper-gold project.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp, and affiliated subsidiaries.  The claim relates to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile.  New Gold believes that the claim is without merit and intends to defend this action using all available legal avenues.

REVIEW OF FINANCIAL RESULTS

FIRST QUARTER 2010 COMPARED TO FIRST QUARTER 2009

Revenues increased by 129% or by $57.3 million when comparing the first quarter of 2010 to 2009.  Although some of the increase was attributed to an increase in average realized gold prices(2) from $898 per ounce in the first quarter of 2009 to $1,079 per ounce in 2010, the variance was largely attributed to the acquisition of the Mesquite Mine on May 27, 2009.  The Mesquite Mine sold 49,502 ounces of gold during the first quarter of 2010, for which there is no prior year comparative contribution.

Operating expenses increased from $23.8 million in 2009 to $52.3 million in the first quarter of 2010.  The addition of the Mesquite Mine to the Company’s operating mines contributed $27.5 million to operating expenses.

Depreciation and depletion was $12.7 million for the first quarter of 2010 compared to $8.5 million for the first quarter of 2009.  This was primarily attributed to the addition of the Mesquite Mine to the Company’s operating mine portfolio on May 27, 2009.  For the first quarter of 2010, the Mesquite Mine incurred depreciation and depletion expense of $6.9 million.  An offsetting reduction in depreciation and depletion at the Cerro San Pedro Mine resulted from lower production for the first quarter of 2010 relative to 2009.

For the three months ended March 31, 2010, New Gold had earnings from mine operations of $36.6 million compared with $12.1 million in the same prior year period.

Corporate administration costs of $8.0 million in the first quarter of 2010 were 64% higher than $4.9 million incurred in the same prior year period.  Corporate administration was higher in the first quarter of 2010 primarily due to a negative foreign exchange impact, additional legal costs and an increased corporate salary base.  Nearly all corporate costs are incurred in Canadian dollars, which has appreciated 17% to the U.S. dollar relative to the first quarter of 2009.   This generates a negative foreign exchange impact of approximately $1.3 million.  Stock-based compensation costs included within corporate administration were $2.3 million and $1.3 million in first quarters of 2010 and 2009, respectively.

Exploration costs of $1.8 million in the first quarter of 2010 were higher than $1.1 million for the same prior year period.  The increase was driven by the Peak Mine where exploration activity has increased significantly relative to the first quarter of 2009 which was primarily planning and evaluation.

On July 1, 2009, the Company met the criteria for hedge accounting under the Canadian Institute of Chartered Accountants’ Handbook section 3865 – Hedges in accounting for its gold hedge and fuel contracts.  Application of the accounting standards allows the Company to record realized gains and losses on gold hedge settlements within revenue.  For settlements on the fuel hedges, the realized gains and losses are classified within operating expenses.  Changes resulting from the mark-to-market of the gold hedge and fuel contracts are now recognized within other comprehensive income.

For the three month period ended March 31, 2010, the Company’s Mesquite Mine realized losses of $2.9 million within revenues for settlement of three months of gold hedge contracts totaling 16,500 ounces.  The Mesquite Mine realized no gains or losses on the settlement of first quarter fuel hedge contracts totaling 756,000 gallons of diesel fuel.  As a result of the increase in the spot price of gold from $1,088 per ounce to $1,113 per ounce between December 31, 2009 and March 31, 2010, the Mesquite Mine recognized $3.2 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within other comprehensive income.

The Company recognized foreign exchange losses of $4.8 million in the first quarter of 2010 compared to a loss of $2.0 million in the same prior year period.  During the first quarter of 2010, the U.S. dollar continued to weaken against foreign currencies.  The Canadian and Australian dollars strengthened 3.0% and 2.1% respectively against the U.S. dollar since December 31, 2009, partly as a result of stronger energy and commodity prices, as both countries are large net exporters of energy and commodities.  The foreign exchange loss arose due to the revaluation of monetary assets and liabilities and future income tax liabilities recorded on the business combination between New Gold, Metallica, and Peak Gold.  The sum of the monetary items represents a net liability position which increased on a U.S. dollar basis as a result of the relative strength of the Canadian and Australian dollars.

Income and mining tax expense in the first quarter of 2010 was $9.0 million compared to a $6.5 million in the same prior year period, reflecting an effective tax rate of 34% and 35%, respectively

For the three months ended March 31, 2010, New Gold had net earnings from continuing operations of $17.2 million, or $0.04 per basic and diluted share.  This compares with net earnings from continuing operations of $12.1 million, or $0.06 per basic and diluted share in the same prior year period.  In the first quarter of 2010, net earnings, including earnings from discontinued operations, was $17.5 million, or $0.04 per basic and diluted share.  This compares with net earnings of $12.1 million, or $0.06 per basic and diluted share in 2009.

On January 2, 2009, the Amapari Mine was placed on care and maintenance due to the depletion of ore that would be economically minable with the current crushing and conventional heap leaching operation.  On January 27, 2010 the Company announced that it had found a buyer for the Amapari Mine and management has therefore determined this to be a discontinued operation from a financial reporting perspective.  The Amapari Mine recognized net earnings of $0.3 million from discontinued operations for the three months ended March 31, 2010, compared to $nil for the prior period.

QUARTERLY INFORMATION

(tabular data in thousands of U.S. dollars, except per share amounts)

	2010	2009	2009	2009	2009	2008	2008	2008	2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gold sales (ounces)	80,020	106,475	77,645	52,890	55,397	78,194	67,156	40,540	51,700
Revenues	101,620	131,765	88,491	59,199	44,325	36,736	49,171	19,722	37,454
Net earnings (loss) from continuing operations	17,188	(2,295)	6,096	(199,304)	12,069	39,412	18,005	2,519	10,948
Earnings (loss) per share from continuing operations
Basic	0.04	(0.01)	0.02	(0.77)	0.06	0.18	0.08	0.03	0.14
Diluted	0.04	(0.01)	0.02	(0.77)	0.06	0.18	0.08	0.03	0.14
Net earnings (loss)	17,493	(7,650)	4,101	(202,846)	12,079	41,135	(148,853)	(4,751)	9,790
Earnings (loss) per share
Basic	0.04	(0.02)	0.01	(0.79)	0.06	0.19	(0.70)	(0.05)	0.13
Diluted	0.04	(0.02)	0.01	(0.79)	0.06	0.19	(0.68)	(0.05)	0.13

BALANCE SHEET REVIEW

A.	ASSETS

At March 31, 2010, New Gold held cash and cash equivalents of $343.7 million.  This compares favourably with the $262.3 million held at December 31, 2009.  The March 31, 2010 balance includes $46.3 million of net proceeds from the El Morro transaction, $48.1 million proceeds from January sale of asset backed notes and the $27.2 million outflow for settling the Mesquite term loan facility.  Of the Company’s holdings, $127.1 million is held in Canadian federal and provincial treasury bills and $113.2 million in cash.  The remainder is held in the following liquid forms:  banker’s acceptances, term deposits, and guaranteed investment certificates.

New Gold owns $20.6 million (Cdn$20.9 million) of face value long-term asset backed notes (“AB Notes”).  These AB Notes were issued as replacement of asset backed commercial paper formerly held by the Company.  During the first quarter of 2010, the company disposed of $79.4 million (Cdn$83.1) million of face value AB Notes for total proceeds of $48.1 million (Cdn$49.9 million).  The Company has estimated the fair value of the AB Notes at March 31, 2010 at $2.1 million (Cdn$2.2 million).  The estimate of fair value is based on the last transaction price of the potential sale of the MAV 2 A-1 and A-2 asset backed notes in December 2009 and current bid prices received from dealers and brokers for the other remaining notes, with MAV 2 Class B notes valued at 19% of face value.

B.	ASSET BACKED NOTES

At March 31, 2010, the Company owned long-term asset backed notes with a face value of $20.6 million (Cdn$20.9 million).  These AB Notes were issued in replacement of asset backed commercial paper (“ABCP”) formerly held by the Company.  When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities.  The restructuring was completed and the AB Notes were issued on January 21, 2009.

During the first quarter of 2010 the Company’s remaining MAV 2 Class A-1 notes and MAV 2 Class A-2 notes were divested: Cdn$69.8 million MAV 2 A-1 for Cdn$43.4 million; and Cdn$13.3 million MAV 2 A-2 for Cdn$6.5 million.  New Gold was able to realize a weighted average price of Cdn$0.60 per dollar through the monetization of this portion of the AB Notes.

The Company has estimated the fair value of the remaining AB Notes at March 31, 2010 based on market bid prices.

As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be $2.1 million as at March 31, 2010.

While the Company believes that it has utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets, there can be no assurance that management’s estimate of potential recovery as at March 31, 2010 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.  The Company will continue to manage the process to recover the maximum value from the original investments and interest due.

The secondary market for the Company’s remaining AB Notes (after the first quarter 2010 divestitures) is relatively illiquid, however management will continue to monitor developments in order to maximize value.

C.	FUEL CONTRACTS

New Gold’s wholly-owned subsidiary, Western Mesquite Mines Inc. (“WMMI”), entered into fuel hedge contracts with financial institutions in December 2008 and January 2009.  As at March 31, 2010, the hedging contracts represent a total commitment of 2.3 million gallons of diesel at a weighted average price of $1.94 per gallon in 2010.  New Gold assumed the liability upon acquisition of Western Goldfields on May 27, 2009.  The Company is financially settling 252,000 gallons of diesel per month related to these contracts until December 31, 2010.

The Company’s fuel hedge contracts did not initially meet the criterion in Section 3865 Hedges, and therefore were not designated as cash flow hedges.  Accordingly, period-end mark-to-market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on fuel hedging contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s fuel contracts met the requirements under Section 3865 Hedges and were therefore designated as cash flow hedges against forecasted purchases of fuel for expected consumption at the Mesquite Mine.  Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method.  The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over prior periods.  The retrospective test involves comparing the effect of historic changes in fuel prices each period on the fair value of both the actual and hypothetical derivative using a hypothetical derivative method.  The effective portion of changes in fair value of the commodity contracts is recorded in other comprehensive income (“OCI”) until the forecasted transaction impacts earnings.  Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

There were no realized gains or losses recognized for the three month period ended March 31, 2010.  The remaining contracts were marked-to-market as at March 31, 2010, resulting in a pre-tax adjustment to OCI of $0.1 million.  The cumulative fuel hedge asset as at March 31, 2010 was $0.7 million.

D.	GOLD HEDGE CONTRACTS

Under the terms of the term loan facility entered into by WMM, as a condition precedent to drawdown the loan, WMM entered into a gold hedging program acceptable to the banking syndicate.  As such, at the time of the agreement, the Company had executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce.  New Gold assumed the liability upon acquisition of Western Goldfields on May 27, 2009.  As at March 31, 2010, the remaining gold contracts represent a commitment of 5,500 ounces per month for 57 months with the last commitment deliverable in December 2014 for a total of 313,500 ounces.

The Company’s gold hedge contracts did not initially meet the criterion in Section 3865 Hedges, and therefore were not designated as cash flow hedges.  Accordingly, the period-end mark-to-market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on gold forward sales contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s gold hedging contracts met the requirements for cash flow hedges under Section 3865 Hedges.  Prospective hedge effectiveness is assessed on these hedges using the hypothetical derivative method.  The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative.  The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative.  The effective portion of the gold contracts is recorded in OCI until the forecasted gold sale impacts earnings.  Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

The remaining contracts were marked-to-market as at March 31, 2010, resulting in a cumulative unrealized pre-tax loss of $97.1 million that has been disclosed as a liability and a pre-tax adjustment of $3.2 million to OCI.

E.	LONG-TERM DEBT

The majority of the Company’s contractual obligations consist of long-term debt and interest payable.  At March 31, 2010, the Company had $217.7 million in long-term debt.

Long-term debt obligations are comprised of senior secured notes and subordinated convertible debentures.  The senior secured notes (“Notes”), which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum.  At March 31, 2010 the face value of the Notes totalled $184.1 million (Cdn$187.0 million).  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.  Once the New Afton project is in commercial production, the Company will be obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the note holders.  The Company also has the option to prepay the Notes at a price ranging from 120% to 100% (decreasing rates based on the length of time the Notes are outstanding).  At March 31, 2010 the redemption price was 114% and is scheduled to decrease to 110% on June 28, 2010.  These Notes are secured on the New Afton Project assets.  Capitalized interest relating to the Notes was $4.5 million in the first quarter of 2010 compared to $4.2 million during the first quarter of 2009.

The Company has 55,000 subordinated convertible debentures (“Debentures”) that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share.  At March 31, 2010, the aggregate principal of the Debentures was $54.2 million (Cdn$55.0 million).  The Debentures are accounted for as compound financial instruments comprised of a liability and an equity component.  At March 31, 2010, the carrying amount of the liability of $39.5 million will be accreted to the face value of the Debentures over their term to maturity.  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.  Capitalized interest relating to the Debentures was $1.4 million in the first quarter of 2010 compared to $0.5 million during the first quarter of 2009.

New Gold’s wholly-owned subsidiary Western Goldfields, had a term loan facility with a syndicate of banks under which $86.3 million was borrowed in connection with the development of the Mesquite Mine.  The facility was secured by all of the assets of WMMI and a pledge of the shares of WMMI owned by the Company.  The loan was assumed upon completion of the Western Goldfields acquisition on May 27, 2009.

The remaining loan balance of $27.2 million was fully repaid on February 26, 2010 which allows the Company the flexibility to monetize the remaining hedges outstanding at its discretion. The gold hedge extends to the end of 2014.  The security and covenants remain in place until the hedge is monetized or delivered in to over this period at 5,500 ounces per month at $801 per ounce.

F.	FUTURE INCOME AND MINING TAXES

The net future income tax liability slightly increased from $305 million on December 31, 2009 to $306 million on March 31, 2010.  The change was primarily attributed to the following factors:

■	The use of loss carry forwards in the computation of current income taxes in the United States and Canada.
■	The Company recognized foreign exchange losses associated with future income tax balances of $3.2 million related to exchange movements in the U.S. dollar against other foreign currencies.
■	The recognition of a future income tax asset associated with the El Morro transaction.
The current income tax liability decreased from $15.7 million on December 31, 2009 to $15.1 million on March 31, 2010.  The change is a primarily a function of profitability, tax liability payments, and the impact of foreign exchange.

NON-GAAP MEASURE – TOTAL CASH COST(1) PER GOLD OUNCE CALCULATION

New Gold reports total cash cost(1) on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company follows the recommendations of the Gold Institute Standard.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash cost (1) per ounce of gold sold to the financial statements:

	Three Months Ended March 31
	2010	2009
Operating expenses from continuing operations	52,256	23,773
Operating expenses from discontinued operations	--	11,427
Treatment and refining charges on concentrate sales	2,324	1,949
By-product copper and silver sales	(17,637)	(10,990)
Non-cash adjustments	855	2,259
Total cash cost	37,798	28,418
Ounces of gold sold	80,020	55,397
Total cash cost(1) per ounce of gold sold	472	513

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2010, the Company had cash and cash equivalents held by continuing operations of $343.7 million compared to $262.3 million at December 31, 2009.  These balances exclude a $nil balance of restricted cash held by the Mesquite Mine as part of requirements in its term loan agreement ($9.2 million at December 31, 2009), and excludes $6.2 million and $9.0 million of reclamation deposits for the New Afton project and Mesquite Mine, respectively, which are included in Reclamation Deposits and Other on the balance sheet.  The increase in cash in the three month period was attributed to the following key items:

■	Strong cash flows from gold sales at the Company’s Peak Mine and Mesquite operating mines which benefited from prevailing average market gold prices of $1,109 per ounce during the quarter;
■	AB Notes disposal proceeds of Cdn$49.9 million;
■	Project spending at the New Afton Project for the quarter ended March 31, 2010 of Cdn$11.6 million, including cash paid interest of $nil;
■	Repayment of the remaining $27.2 million of the Mesquite loan balance; and
■	Receipt of $46.3 million net proceeds from the El Morro transaction.
The Company’s cash and cash equivalents are invested in highly liquid, low risk, interest-bearing investments with maturities of 90 days or less from the original date of investment.  The surplus corporate funds are only invested with approved government or bank counterparties.  This does not include the AB Notes (refer to AB Notes section in Critical Accounting Policies and Estimates for further discussion).

As at March 31, 2010, the Company had working capital from continuing operations of $386.3 million.  In the opinion of management, the working capital at March 31, 2010, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.  However, taking into consideration volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining or increasing production levels at its current operations.  At current metal prices, it is expected that the Company’s existing assets coupled with the cash flow from current operations will be sufficient to fully fund the construction of the New Afton and El Morro projects.

During the quarter ended March 31, 2010, the Company had positive operating cash flows from continuing operations of $19.9 million and invested a total of $19.0 million in mining interests, including $0.2 million at the Mesquite Mine, $3.8 million at the Cerro San Pedro Mine, $3.2 million at the Peak Mine, $11.6 million at the New Afton Project and $0.2 million at other projects.

LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper.  Copper will become increasingly important when the New Afton and El Morro projects are completed, which is expected after 2011.   In addition to these internal growth opportunities, the Company has other prospective properties which include, but are not limited to, Cerro San Pedro Mine Sulphide, Mesquite Sulphide, and Liberty Bell in Alaska.  Internal growth will focus on the New Afton and El Morro Projects; however there are other potential development properties that may become high priorities as further exploration and assessment is completed.  In order to supplement this internal growth, the Company considers expansion opportunities through mergers and acquisitions.

Capital expenditures for 2010 are expected to be approximately $180.4 million with $14.6 million allocated to the Mesquite Mine, $10.8 million to the Cerro San Pedro Mine, $31.9 million to Peak Mine, $119.9 million (including capitalized interest) to the continued development of New Afton, and $3.2 million for other items.  Assumptions used in the 2010 forecast included Canadian dollar, Australian dollar and Mexican peso exchange rates of 1.11, 1.18 and 13.00 to the U.S. dollar, respectively.

At the end of the first quarter of 2010 the Company has a significant cash balance of $343.7 million with a majority of the funds in Canadian dollars in order to fund the significant spending on New Afton during the period from 2010 to 2012.  There is a general expectation that the Canadian dollar will continue to remain strong compared to the US dollar over the mid-term and during the construction phase at New Afton.  Management believes the Company will not need external financing to complete its major development projects and will continue to seek opportunities to effectively utilize its cash funds. The recently closed transaction with Goldcorp on the El Morro project will eliminate the need for specific project capital.  With the successful business combination with Western Goldfields Inc., the sale of the AB Notes, the El Morro transaction with Goldcorp, and current and forecast metal prices, it is expected that the Company’s existing assets coupled with the cash flow from current operations will be sufficient to fully fund the construction of the New Afton and El Morro projects.

The Company expects it will not need external financing to repay its remaining debt in 2014 and 2017 and the El Morro carried funding loan with Goldcorp will be repaid directly out of the Company’s share of cash flows from El Morro.  These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

OUTLOOK

Global growth and economic fundamentals have shown a return to more stable historical levels after a challenging period in the early part of 2009.  The first quarter of 2010 continued with the stabilization of economic and credit conditions and market commentators are forecasting strong GDP growth in Canada, the U.S. and many parts of the developed and developing world.  The Company believes the next one to two years will show a return to a more coordinated global growth phase with moderate inflation, however there may be increased risks related to high government debt levels and geopolitical issues.  These risks are already surfacing in Europe with the challenges being faced by highly indebted nations, such as Greece, Portugal, Spain and Ireland.  In addition, the UK has shown weakness related to sovereign debt levels and electoral uncertainties.  These issues have recently under-pinned a “safe-haven” strengthening in the U.S. dollar versus many world currencies.  However, economists believe this will reverse as the Eurozone gets through the near term issues and commodity linked currencies, such as the Canadian and U.S. dollars, return to a period of strength during 2010.  In addition, U.S. dollar strength is unlikely to be sustained due to the size of the structural adjustments that the U.S. must undergo to rebalance its savings shortfall and its significant reliance on foreign capital inflows.  Key risks to general global growth include fading government fiscal and monetary support, above average unemployment, increasing interest rates and geopolitical issues.  If unprecedented government spending and low interest rates start to subside as expected in the second half of 2010, there is a risk of weaker economic recovery or even a relapse into recession.  However, economists continue to believe the most likely outcome may be a more volatile return to sustained growth rather than another recession.

The recovery in the global economy and stock markets seen during 2009 has also continued to support base metal prices during the first quarter of 2010, including copper which has increased from $3.33 per pound at the end of December 2009 to $3.55 per pound at the end of March 2010.  Copper averaged $3.29 per pound during the quarter ended March 31, 2010 compared to $3.02 per pound in the fourth quarter of 2009.  In addition, gold and silver prices have increased from the December 31, 2009 closing prices of $1,096 per ounce and $16.85 per ounce to $1,116 and $17.50, respectively, at the end of March 2010.  The average gold and silver prices for the first quarter were $1,109 and $16.94 per ounce, respectively compared to the fourth quarter ended December 31, 2009 when prices averaged $1,101 per ounce and $17.57 per ounce.  Key factors influencing the price of gold include currency rate fluctuations and the relative strength of the U.S. dollar, the supply of, and demand for, gold and macroeconomic factors such as the level of interest rates and inflation expectations.  Economists believe monetary officials in many parts of emerging Asia are awaiting a signal from China of a change in its exchange rate policy stance.  In most of the region currencies are biased towards appreciation to the U.S. dollar, prompting recurring official interventions attempting to prevent a loss of industrial competitiveness.  However, these interventions come at the cost of a parallel increase in strains of managing excessive domestic liquidity.  The U.S. government is taking a greater interest in foreign exchange policy coming out of China and any future changes in this policy could materially affect exchange rates and market prices for many commodities and other products.

Global liquidity, improving economic fundamentals and a weaker U.S dollar over the midterm should broadly support gold and silver prices.  However, the Company believes there could be a period of short strength in the U.S. dollar attributed to its “safe-haven” status during periods of uncertainty while governments in Europe and elsewhere work through issues related to high sovereign debt levels.  Forecasting metal prices and demand has been difficult, however, in light of recent signs of the strengthening of markets, management believes the long term environment and prospects for our business are favourable.  The Company has not hedged foreign exchange rates and metal prices, except to meet the lenders’ requirements related to the Mesquite Mine’s term loan facility.

In addition to the above factors, the Company believe the outlook for global gold (and copper) mine production continues to be one of declining supply due to limited global exploration success, a trend of lower grade production by producers, a lack of promising regions for gold exploration and production, and challenges in bringing projects to the production stage.  The significant market interest, including from two of the largest gold companies in the world, in the El Morro copper-gold project is further evidence of the limited pure gold projects of significant size available to support demand and ambitious growth plans of any scale.  The Company believes long term gold prices will benefit from these trends and copper will also be supported by potential under-investment in new capacity during the last cycle.  Some industry observers believe new mine development will be needed by 2012, which coincides well with the expected timing of commercial production at the New Afton project in mid-2012.

In the current improving global economic environment, the Company intends to preserve capital and optimize cash balances while maintaining flexibility and a strong balance sheet.  New Gold is committed to optimizing cash balances by increasing operating cash flow, containing costs and controlling expansion capital.

New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company is seeking to be flexible in the current environment to be able to respond to opportunities as they arise, such as acquisitions, debt buybacks, gold hedge monetization and other transactions.  At current metal prices and after the recent completion of the El Morro project partnership with Goldcorp, the Amapari transaction and the sale of certain AB Notes, it is expected that the Company’s existing cash and assets coupled with the cash flow from current operations will be sufficient to fully fund the construction of the New Afton and El Morro projects.

New Gold’s 2010 guidance for gold production is 330,000 to 360,000 ounces at a total cash cost(1) of $445 to $465 per ounce of gold sold, net of by-product sales.

Mine	Forecast 2010 Gold Production (ounces)	Forecast 2010 Total Cash Cost(1)
Mesquite Mine	145,000 – 155,000	$540 - $560
Cerro San Pedro Mine	95,000 – 105,000	$390 - $410
Peak Mine	90,000 – 100,000	$360 - $380
Total	330,000 – 360,000	$445 - $465

Assumptions used in the 2010 forecast include silver and copper prices of $15.00 per ounce and $2.75 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of 1.11, 1.18 and 13.00 to the U.S. dollar, respectively.

COMMITMENTS

The Company has entered into a number of contractual commitments related to purchases of equipment with long lead times or critical pieces of mining equipment related to the New Afton project.  At March 31, 2010, these commitments totaled $7.3 million and are expected to be paid over the next 12 months.

In addition to the above, the Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment at its operating mines.  At March 31, 2010, these commitments totaled $9.6 million and are expected to be paid over the next 12 months.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded.  When a contingent loss is not probable but if reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed.  Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees.  Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

A.	NEW AFTON

The Company terminated various employment, consulting and service agreements as a result of slowing development activities at the New Afton project in 2008. Certain of the affected parties have or may in the future make legal claims in response to such terminations. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

B.	AMAPARI MINE

The Company has recognized a contingent liability for certain claims against the Amapari Mine, which includes claims alleging adverse impact of the quality of William Creek, infraction notices alleging rents payable for land occupation and other claims alleging environmental damage. The Company is defending against these claims. The amount has been included in liabilities of assets held for sale.  Not all of the claims will result in the Company being required to make payments to the claimants.  As well, these items were assumed by Beadell upon closing of the Amapari Mine sale on April 13, 2010. As part of the agreement selling the Amapari Mine, the Company provided general indemnity for one year in connection with the representations and obligations of the Company under the sale agreement.  The indemnity is limited to claims in excess of an amount equal to $5.0 million and in no event shall the aggregate amount of all claims exceed $10 million.

C.	EL MORRO TRANSACTION

On January 13, 2010, the Company received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries.  The claim relates to New Gold’s exercise of its right of first refusal on the El Morro copper‐gold project.  New Gold intends to defend the action vigorously.  No amounts have been accrued for any potential loss under this claim.

D.	CERRO SAN PEDRO MINE

The Company has a history of legal challenges to its Cerro San Pedro Mine.  In November 2009, PROFEPA, the Mexican environmental enforcement agency, issued an order requiring the Cerro San Pedro Mine to suspend mining. The mining suspension followed a ruling by the Federal Court of Fiscal and Administrative Justice nullifying the mine's Environmental Impact Statement which was issued in 2006. Mining operations resumed in December 2009 after the Company was granted an injunction which temporarily overturns the PROFEPA order to suspend mining operations.  The renewal of the Cerro San Pedro Mine explosives permits was subsequently challenged by a group opposed to the mine. On March 17, 2010, the restrictions to the explosives permits were removed allowing full operations to resume. The restrictions were lifted following a ruling by a Federal District Court in San Luis Potosí that overturns an earlier court order prohibiting the use of explosives at the Mine. Hearings are ongoing in relation to the nullification of the mine’s Environmental Impact Statement. New Gold is working with local and federal government officials to establish a long-term solution that should result in uninterrupted operation of the Cerro San Pedro Mine.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Certain directors and officers of New Gold are also directors of a company to which the Company pays royalties in the in the normal course of business.  Royalty payments were $1.4 million for the three months ended March 31, 2010 (2009 - 0.4 million).  At March 31, 2010, the Company had $0.7 million included as accrued liabilities related to this company (December 31, 2009 - $1.3 million).  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

A director of New Gold is also a director of the company that purchased from New Gold an interest in the El Morro project.

RISK FACTORS

Readers of this Management’s Discussion and Analysis should give careful consideration to the information included or incorporated by reference in this document and the Company’s audited consolidated financial statements and related notes.  Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, asset backed commercial paper, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation.  For details of risk factors, please refer to the 2009 year-end audited consolidated financial statements, Management Discussion and Analysis and Annual Information Form filed on SEDAR at www.sedar.com.

FINANCIAL RISK MANAGEMENT

A.	CREDIT RISK

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.  The Company’s financial assets are primarily composed of cash and cash equivalents, investments and accounts receivable.  Credit risk is primarily associated with trade receivables and investments; however it also arises on cash and cash equivalents.  To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company sells its gold exclusively to large international organizations with strong credit ratings.  The Company’s revenue is comprised of gold sales to primarily five customers.

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at March 31, 2010 is not considered to be high.  The Company’s maximum exposure to credit risk at March 31, 2010, is as follows:

(U.S. dollars in thousands)

	March 31	December 31
	2010	2009
	$	$

Cash and cash equivalents	343,715	262,325
Restricted cash	-	9,201
Accounts receivable	15,644	10,345
Mark-to-market gain on fuel contracts	726	706
Investments	2,149	45,890
Reclamation deposits and other	19,739	17,646
	381,973	346,113

The aging of accounts receivable at March 31, 2010 was as follows:

(U.S. dollars in thousands)
						March 31	December 31
	0-30	31-60	61-90	91-120	Over	2010	2009
	days	days	days	days	120 days	Total	Total
	$	$	$	$	$	$

Corporate	281	-	-	2	-	283	170
Mesquite mine	103	-	51	19	-	173	273
Peak Mines	8,936	-	-	-	9	8,945	3,922
New Afton	324	2	5	8	-	339	632
Cerro San Pedro	899	692	836		3,477	5,904	5,348
	10,543	694	892	29	3,486	15,644	10,345

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions.  Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The outstanding $3.5 million over 120 days at Cerro San Pedro Mine represents a Value Added Tax receivable due from the Mexican tax authority.  Subsequent to March 31, 2010, the receivable has been settled.

The Company has a bonding and insurance program, primarily with Chartis, formerly American International Specialty Lines Insurance Company (“AIG Insurance”) in respect of the operations and closure liabilities of the Mesquite Mine.  At March 31, 2010, the Company had $9.0 million in the account.  In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating.  The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners.  As a result of federal and state laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk.  During 2009, AIG has been working through its restructuring under the supervision of the Federal Reserve Bank of New York and the U.S. Department of the Treasury.  The U.S. Department of the Treasury has a 78% stake in the equity of AIG.  Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company in 2010.

The Company sells all of its copper concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

The Company has five customers (2009, three customers) that account for approximately 94% (2009, 100%) of the concentrate and doré sales revenue.

Metal sales	Three months ended March 31
Customer	2010
$

1	40,060
2	21,690
3	17,977
4	9,981
5	5,704
Total	95,412
% of total metal sales	94%

B.	LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated balance sheet.

(U.S. dollars in thousands)
					March 31	December 31
	Less than			After	2010	2009
	1 year	1-3 years	4-5 years	5 years	Total	Total
	$	$	$	$	$
Accounts payable and
accrued liabilities	40,610	-	-	-	40,610	36,033
Long-term debt	-	-	54,153	184,120	238,273	258,467
Interest payable on
long-term debt	21,120	42,239	40,860	46,030	150,249	147,352
Gold contracts	20,288	40,156	36,626	-	97,070	95,986
	82,018	82,395	131,639	230,150	526,202	537,838

In the opinion of management, the working capital of $386.3 million at March 31, 2010, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements through its current reporting period. However, taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations.

The Company believes that external financing (which may include bank borrowings and future debt and equity offerings) will not be required to complete its major development projects.  A period of continuous low copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations.  In addition, management believes it will not need external financing to repay its long-term debt in 2017.

C.	CURRENCY RISK

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i.	Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations

ii.	Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt.  The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

             (in thousands)
			March 31, 2010
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	262,056	28,618	1,403	284
Investments	2,149	-	-	-
Accounts receivable	328	8,945	7,546	-
Reclamation deposit	6,400	-	-	-
Prepayment option	1,907	-	-	-
Accounts payable and accruals	(11,225)	(11,135)	(8,503)	(128)
Reclamation and closure cost obligations	(1,938)	(8,669)	(4,942)	-
Share award units	(1,070)	-	-	-
Long-term debt	(213,998)	-	-	-
Gross balance sheet exposure	44,609	17,759	(4,496)	156

			December 31, 2009
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	165,147	32,008	2,670	18
Investments	45,890	-	-	-
Accounts receivable	549	3,922	5,674	-
Reclamation deposit	6,211	-	-	-
Accounts payable and accruals	(6,529)	(11,566)	(8,806)	(94)
Reclamation and closure cost obligations	(1,846)	(8,330)	(4,314)	-
Long-term debt	(206,653)	-	-	-
Gross balance sheet exposure	2,769	16,034	(4,776)	(76)

iii.	Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars.  Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results.  Some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

                               (in thousands)
	2010	2009
	$	$

Canadian dollar	4,461	277
Australian dollar	1,763	1,603
Mexican peso	(450)	(478)
Chilean peso	16	-
	5,790	1,402

D.	INTEREST RATE RISK

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments.  In particular, the Company is exposed to interest rate changes on short term investments which are included in cash and cash equivalents.  The short term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate.  A 1.0% change in the interest rate would result in an annual difference of approximately $3.4 million in interest earned by the Company.  The Company has not entered into any derivative contracts to manage this risk.

Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

E.	COMMODITY PRICE RISK

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper.  World gold prices have historically fluctuated widely.  World gold prices are affected by numerous factors beyond our control, including:

■	the strength of the U.S. economy and the economies of other industrialized and developing nations;
■	global or regional political or economic crises;
■	the relative strength of the U.S. dollar and other currencies;
■	expectations with respect to the rate of inflation;
■	interest rates;
■	purchases and sales of gold by central banks and other holders;
■	demand for jewelry containing gold; and
■	investment activity, including speculation, in gold as a commodity.
As part of the Western Goldfields acquisition, the Company acquired gold contracts which mitigate the effects of price changes.  The Company designated these contracts as an accounting cash flow hedge effective July 1, 2009.   At March 31, 2010, the Company had remaining gold forward sales contracts for 313,500 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 57 months.

In the first quarter of 2010, the Company’s revenues and cash flows were not impacted significantly by the relatively stable copper prices in the range of $3.18 and $3.48 per pound. There is a time lag between the time of shipment for copper and final pricing, and changes in copper pricing can significantly impact the Company’s revenue and working capital position.  As of December 31, 2009, working capital includes copper concentrate receivables totaling 1.6 million pounds.  A $0.10 change in the copper price would have an impact of $0.2 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products.  The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control.  The Company has entered into fuel contracts to mitigate these price risks.  At March 31, 2010, the Company had a remaining commitment to purchase 2.2 million gallons of diesel over the next 9 months.

The Company is also subject to price risk for changes in the Company’s common stock price per share.  The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting.  The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting.  The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

(U.S. dollars in thousands)
				Three Months ended March 31
	2010	2010	2009	2009
		Other		Other
	Net	Comprehensive	Net	Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	8,248	29,796	3,530	-
Copper price	1,375	-	468	-
Silver price	331	-	467	-
Fuel price	729	565	-	-
Share Award Unit	107	-	-	-

CONTRACTUAL OBLIGATIONS

(U.S. dollars in thousands)
		Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	$238,273	$0	$0	$54,153	$184,120
Interest payable on long-term debt	150,249	21,120	42,239	40,860	46,030
Commitments & permits	22,868	16,888	5,972	8	--
Asset retirement obligations	50,858	715	3,002	11,950	35,191
Total contractual obligations	$462,248	$38,723	$51,123	$106,971	$265,341

The majority of the Company’s contractual obligations consist of long-term debt and interest payable.  Long-term debt obligations are comprised of senior secured notes and subordinated convertible debentures.  The Notes, which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum.  At March 31, 2010, the face value of the Notes totaled $184.1 million (Cdn$187.0 million) with remaining interest payable totaling $138.1 million (Cdn$140.3 million).  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.  Once the New Afton project is in commercial production, the Company is obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the noteholders.  The Company also has the option to prepay the Notes at a premium ranging from 114% to 101% (decreasing rates based on the length of time the Notes are outstanding).  These Notes are secured on the New Afton project assets and do not have recourse to other assets of New Gold.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014.  At March 31, 2010, the aggregate principal of the subordinated convertible debentures was $54.2 million (Cdn$55.0 million) with remaining interest payable totaling $12.2 million (Cdn$12.3 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

OUTSTANDING SHARES

As at May 6, 2010, there were 389,585,000 common shares of the Company outstanding.  The Company had 16,650,000 stock options outstanding under its share option plan, exercisable for 16,650,000 common shares.  In addition, the Company had 325,268,000 common share purchase warrants outstanding exercisable for 63,042,000 common shares.

ACCOUNTING POLICIES TO BE IMPLEMENTED SUBSEQUENT TO MARCH 31, 2010

i.	Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175 – Multiple Deliverable Revenue Arrangements, replacing EIC 142 – Revenue Arrangements with Multiple Deliverables.  This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.  The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  If the abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption.  As the Company has not adopted EIC 175, which is not mandatory until the year beginning January 1, 2011, the amendments are not applicable to the Company in the interim and there is no impact to the financial statements for the quarter ended March 31, 2010.

ii.	International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company expects the transition to IFRS to impact accounting policies, financing reporting, IT systems and processes, as well as certain business activities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Based on historical experience, current market conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances.  These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses.  The following have been identified as critical accounting policies and estimates and a change in these policies or estimates could materially impact the consolidated financial statements.  The Company’s complete accounting policies are described in Note 2 to the consolidated annual financial statements for the year ended December 31, 2009.

A.	INVENTORIES

Heap leach ore, work-in-process, finished goods, and stockpile ore are valued at the lower of average production costs or net realizable value.

Costs are added to ore on leach pad based on current mining costs, including applicable amortization and depletion relating to mining operations.  Costs are removed from ore on leach pad as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad.  The estimates of recoverable gold on the leach pad are calculated from the quantities of ore placed on the leach pad (based on measured tonnage), the grade of ore placed on the leach pad (based on assay results), and a recovery percentage (based on ore type).

Under the heap leaching process, ore on leach pad is treated with a chemical solution which dissolves the gold contained in the ore.  The solution is further processed in a plant where the gold is recovered.  Metal-in-process inventories represent metal in solution or in subsequent stages of the refining process.  In-process inventories are measured based on assays of the solution and projected recoveries from the refining circuit and are valued at average production cost or net realizable value.  Average production cost is based on the average cost of material fed into the process from the leach pad plus the in-process conversion costs, including applicable amortization relating to the process facilities.  Metal-in-process inventories are valued at the lower of average cost or net realizable value and any adjustment to net realizable value is reflected in the statement of operations as a component of mine operating costs.

Although the amount of recoverable gold ounces placed on the leach pad, based on tonnage and grade of ore, is reconciled to the gold ounces actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time.  The determination of both the ultimate recovery percentage and the quantity of metal expected over time requires the use of estimates, which are subject to revision since they are based upon metallurgical test work.  The Company expects to continue to process and recover metal from leach pads until no longer considered economically feasible.

Bullion (metal refined to industry purity standards) inventory, which includes metal held on our behalf by third parties, is valued at the lower of average production cost or net realizable value.

B.	MINERAL PROPERTIES

The Company records mineral property acquisition expenditures and mine development expenditures at cost. The Company capitalizes pre-production expenditures net of revenues received until the commencement of commercial production in accordance with GAAP.

A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location.  If these estimates of reserve prices turn out to be inaccurate, or if the Company revises its mining plan for a location due to reductions in the price of gold or otherwise to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of the mineral property, plant and equipment or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, GAAP requires the Company to consider at the end of each accounting period whether or not there has been an impairment of capitalized mineral property, plant and equipment.  For producing properties, this assessment is based on whether factors are present that may indicate a need for a write-down.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be received or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.  Volatility in equity and commodity markets could have a significant impact on the valuation of our mineral properties.

C.	RECLAMATION OBLIGATIONS

The Company has an obligation to reclaim its properties after the minerals have been mined from the site and has estimated the costs necessary to comply with existing reclamation standards.  Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made.  The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount.  Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the units-of-production method.  At the end of each period the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).  If these estimates of costs or recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all of which would reduce the Company’s earnings and net assets.

D.	FUTURE TAX ASSETS AND LIABILITIES

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized.

Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income.  Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. The Company has reviewed its tax assets at December 31, 2009 and based on management’s current view of future metal prices and exchange rates have determined that the tax assets are still recoverable.

In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that the changes in these estimates could occur and materially affect the amount of future income tax liabilities recorded at the balance sheet date.

E.	REVENUE RECOGNITION

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.  These types of adjustments can have a material impact on revenues.

F.	STOCK-BASED COMPENSATION

CICA Handbook, Section 3870, Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period.  The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed January 1, 2011 as the date International Financial Reporting Standards (“IFRS”) will replace current Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP.

New Gold’s IFRS conversion project consists of three phases: Scoping and Diagnostic, Detailed Evaluation, and Implementation and Review.

Phase 1: Scoping and Diagnostic – This phase included completion of a high-level impact assessment to identify key areas that may be affected by the conversion. Based on the results of this assessment, a detailed implementation plan was developed. New Gold completed the Scoping and Diagnostic phase in the first quarter of 2009.

Phase 2: Detailed Evaluation – In this phase, further evaluation of the financial statement areas impacted by IFRS was conducted. The evaluation included detailed analysis of the IFRS – Canadian GAAP differences, and the selection of accounting policy choices under IFRS. This phase also includes a review of the impact on information technology and data systems, internal control over financial reporting, disclosure controls and procedures, financial reporting expertise and training requirements, and business activities (including compensation programs, debt covenants and other contractual arrangements). Based on the analysis performed, the Company is not expecting its information technology and data systems or its business activities to be significantly impacted. Phase 2 began in the second quarter of 2009 and continued through the first quarter of 2010.

Phase 3: Implementation and Review – This phase includes implementation of the required changes necessary for IFRS compliance. Final decisions on accounting policy choices and IFRS 1 exemptions will be approved and changes to business processes and internal controls resulting from policy changes will be implemented. Also included are the delivery of IFRS training and the development of an external communication plan. Preparation of an opening IFRS balance sheet and IFRS comparatives for 2010 reporting periods will commence during this phase. The Company will monitor changes in IFRS leading up to the January 1, 2011 adoption date, and update its conversion efforts as required. Phase 3 began in the fourth quarter of 2009 and continues through 2010.

The analysis to date of IFRS and comparison with Canadian GAAP has identified a number of differences. Many of the differences will not have a material impact on the Company’s reported results and financial position. Differences that could result in a material impact include, but may not be limited to:

A. FINANCIAL INSTRUMENTS

IFRS requires the liability component of convertible financial instruments to be measured first and the residual amount assigned to the equity component. Canadian GAAP does not prescribe a method for assigning value to the liability and equity elements contained in a single instrument, but suggests two acceptable approaches: the method as described for IFRS, and the use of the relative fair values of the debt and equity elements.

The Company’s convertible debentures were bifurcated into a principal and conversion option feature using the relative fair values at the date of issue. The principal component was recorded as debt with a portion, representing the estimated fair value of the conversion option feature at the date of issue, being allocated to equity. This difference may require the Company to recalculate the debt and equity components of its convertible debentures.

Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are required to be classified and accounted for as financial liabilities at their fair values with changes in fair values being included in net earnings. Under Canadian GAAP, all the Company’s outstanding share purchase warrants are classified and accounted for as equity. This difference may result in a reclassification of the Company’s share purchase warrants from equity to financial liability.

B. IMPAIRMENT

Under IFRS, the impairment calculation is a one-step process in which discounted cash flows are compared to the carrying value of assets. Canadian GAAP requires a two-step impairment test in which the Company must first compare net realizable value to the carrying value of the assets, and only if the net realizable value is below the carrying value does management need to discount the cash flows to calculate impairment. This difference may result in additional write-downs under IFRS where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.  IFRS also requires the reversal of impairment losses, if certain criteria are met. Reversal of impairment losses is not permitted under Canadian GAAP.

C. RECLAMATION AND CLOSURE COST OBLIGATIONS

IFRS requires provisions to be updated at each balance sheet date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP requires the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions. IFRS also defines provisions as including both constructive and legal obligations, whereas Canadian GAAP limits the definition to legal obligations. These differences will require the Company to recalculate its reclamation and closure costs obligations and related asset amounts.

D. FOREIGN CURRENCY TRANSLATION

IFRS utilizes a functional currency concept (currency of the primary economic environment in which the entity operates) to determine the method of measuring foreign currency translation. Canadian GAAP uses the concept of integrated and self-sustaining foreign operations. As a result of this difference, certain of the Company’s operations may have different functional currencies under IFRS than under Canadian GAAP.

E. IFRS 1 “FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS”

IFRS 1 - First-Time Adoption of International Financial Reporting Standards, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS.  The Company expects to apply the following exemptions to its opening IFRS balance sheet dated January 1, 2010:

Business combinations

Under IFRS 1, the Company can elect to not restate all business combinations that occurred prior to the transition date or to only restate all business combinations that occurred after a designated date prior to the transition date. The Company expects to apply this exemption to all business combinations that occurred prior to January 1, 2010.

Fair value of revaluation as deemed cost

IFRS 1 allows an entity to initially measure an item of property, plant and equipment upon transition to IFRS at fair value on the transition date or at an event-driven fair value (i.e. a fair value determined through a business combination or initial public offering). This elective exemption can be applied on an individual asset basis. The Company expects to use this exemption for certain items of property, plant and equipment.

Cumulative translation differences

IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from prior to the date of transition to IFRS. The Company expects to reset all cumulative translation differences to zero on transition to IFRS.

Decommissioning liabilities (Reclamation and closure cost obligations)

Under IFRS 1, an entity can elect to not apply the provisions of IFRIC 1, Changes in Existing Decommission, Restoration and Similar Liabilities, as they relate to changes in such liabilities before the date of transition to IFRS.

When applying this exemption, an entity would determine its decommissioning liabilities at the transition date, discount the liabilities back to the dates when they first arose using management’s best estimate of the historical risk-adjusted discount rates, and depreciate these amounts forward to the transition date to determine the amount to be included in the depreciated cost of the assets.  The Company anticipates electing this exemption and in doing so, will be required to apply it to all its decommissioning liabilities.

Share-based payments

IFRS 1 encourages, but does not require a first time adopter to apply IFRS 2 to equity instruments that were granted on or before November 7, 2002, or were granted after November 7, 2002 but vested before the Company’s IFRS transition date. Accordingly, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments.

The Company plans to elect this exemption and as a result, will apply IFRS 2 retrospectively only for share-based payments that were granted after November 7, 2002, that had not vested at the date of transition.

Assets and liabilities of subsidiaries, associates, and joint ventures

IFRS 1 requires that when a parent company becomes a first-time adopter later than its subsidiary the parent shall, in its consolidated financial statements, measure the assets and liabilities of the subsidiary at the same carrying amounts as in the financial statements of the subsidiary, after adjusting for consolidation adjustments and for the effects of the business combination in which the parent acquired the subsidiary. The Company will apply this exemption to its Australian subsidiaries, as they are already reporting under IFRS.

IFRS 1 allows for certain other optional exemptions; however, the Company does not expect such exemptions to be significant to the Company’s adoption of IFRS.

CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

B.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“IFCR”) is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

▪	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

▪
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

▪
provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company’s management, including its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and or detected. These inherent limitations include the realities that judgments in decision-

making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2009. Deloitte & Touche LLP as stated in their report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

C.	CHANGES IN INTERAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

ENDNOTES

1.
“Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America.  Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies.  The Company reports total cash cost on a sales basis.  Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash cost is then divided by gold ounces sold to arrive at the total cash cost per ounce sold.  The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.  This data is furnished to provide additional information and is a non-GAAP measure.  It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

2.	Average realized price per ounce of gold sold is a non-GAAP financial measure which:
▪	excludes from revenues unrealized gains and losses on non-hedge derivative contracts; and,
▪	includes revenues from the Amapari Mine which has been presented as a discontinued operation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risks Factors" included in New Gold's Annual Information Form filed on March 26, 2010 and Management's Discussion and Analysis for the year ended December 31, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.